Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

June 15, 2011

VIA EDGAR AND OVERNIGHT MAIL

Theresa Messinese
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3561

Reference:             Royal Caribbean Cruises Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-11884

Dear Ms. Messinese:

I am writing this letter to confirm our conversation earlier today regarding Royal Caribbean Cruises Ltd.'s (the “Company”) response to the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated June 3, 2011 regarding the above-referenced filing.  The Company is working on a response to the Staff’s comments and is coordinating its review with its outside advisors.  As discussed, the Company intends to file its response to the Staff’s comment letter by July 8, 2011.

If you have any questions regarding the foregoing, please feel free to contact me at (305) 539-6245.

Very truly yours,

         /s/ Henry Pujol

Henry Pujol
Vice President, Corporate Controller

cc:
Lyn Shenk, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Brian J. Rice, Royal Caribbean Cruises Ltd.
Bradley H. Stein, Royal Caribbean Cruises Ltd.
Valerie Ford Jacob, Fried, Frank, Harris, Shriver & Jacobson, LLP